



06003537

SECU .... SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *38377*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__January 1, 2005__ AND ENDING__December 31, 2005__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TFS SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
  437 Newman Springs road
                                                                                                    (No. and Street)

Lincroft   NJ   07738
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Thomas P. Hyland   (732) 758-9300
                                                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Holland & Company
                                                (Name – *if individual, state last, first, middle name*)

  411 Pompton Ave.,   Cedar Grove   NJ   07009
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 9 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Thomas P. Hyland_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__TFS SECURITIES, INC._____, as
of __December 31,_____, 20__05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO AND SUBSCRIBED
BEFORE ME ON THIS DATE

FEB 2 1 2006

LINDA HYLAND-RASH
Notary Public of New Jersey
Commission Expires 6/5/2007

_____
Notary Public

_____
Signature

__President_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's report on internal controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TFS SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2005

TABLE OF CONTENTS

Independent Auditor's Report	1
Statement of Financial Condition	2
State of Income for the Year Ended December 31, 2005	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Schedule I -	
Computation of Net Capital and Aggregate Indebtedness	8
Schedule II-	
Statement of Changes in Liabilities Subordinated to Claims of Creditors	9
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	9
Schedule III -	
Requirement J: Reconciliation	10
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15C3-3	11-12

HOLLAND & COMPANY
Certified Public Accountants

HOLLAND & COMPANY

Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Independent Auditor's Report

Board of Directors
TFS Securities, Inc.
PO Box 487
Lincroft, New Jersey 07738

We have audited the accompanying statement of financial condition of TFS Securities, Inc., as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFS Securities, Inc. as of December 31, 2005, and the results of their operations and their cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holland & Company
Certified Public Accountant
February 18, 2006

TFS SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Cash and Cash Equivalents	$	149,704
Deposits - NASD/CRD Acct		3,227
Deposit - Pershing		25,000
Commissions Receivables- net		40,553
Other Receivables		29,000
Total Assets	$	247,484

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Payroll Taxes Payable	$	7,487
Simple IRA Plan Payable		0
Legal Fees Payable		9,079
Accrued Expenses		12,000
Total Liabilities		28,566
Stockholders' Equity		
Common Stock - $100.00 par value		
10,000 share authorized		
804 shares issued and outstanding		80,400
Additional Paid in Capital		70,000
Retained Earnings		68,518
Total Stockholders' Equity		218,918
Total Liabilities and Stockholders' Equity	$	247,484

*See Accountants Report and accompanying Notes to Financial Statements.

HOLLAND & COMPANY
Certified Public Accountants

TFS SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues		
Dealer and Trading Transactions	$ 15,559,031	
Rep Licensing Fee Income	903,155	
Interest and Investment Income	8,974	
Other Income	63,430	
Total Revenues		$ 16,534,590
Direct Costs		
Commissions & Advisory Fees Paid	13,542,268	
Representative's Fund Reimbursements	2,250	
Total Direct Costs		13,544,518
Gross Profit		2,990,072
Operating Expenses		
Payroll and Bonuses	845,494	
Payroll Taxes & Benefits	85,305	
Office & Computer Expenses	207,547	
Postage Expense	15,900	
Equipment Leasing Expense	4,500	
Telephone & Utilities	10,628	
Rep Licensing Fees	473,797	
Dues, Fees and Assessments	209,008	
Rent	40,160	
Marketing and Advertising	52,660	
Professional Fees	64,344	
Bank Charges & Interest	7,037	
Reimbursed Employee Business Expenses	36,892	
Insurance	49,065	
Corporate Taxes	0	
Fidelity and Surety Bonds	71,274	
Consulting Fees	188,353	
Miscellaneous Expenses	2,000	
Settlement Expense	0	
Conventions and Seminars	0	
Overhead Expense - PC	625,400	
Total Operating Expenses		2,989,364
Net Income		$ 708
Earnings per share of common stock		$ 0.88

*See Accountants Report and accompanying Notes to Financial Statements.

HOLLAND & COMPANY
Certified Public Accountants

TFS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid in Capital	Retained Earnings
Beginning Balance at January 1, 2005	80,400	$ 0	$ 67,810
Add: Shareholder Contributions		70,000	0
Net Income			708
Less: Distributions to Shareholders			0
Ending Balance at December 31, 2005	80,400	$ 70,000	$ 68,518

*See Accountants Report and accompanying Notes to Financial Statements.

TFS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities
   Net Income (Loss) $ 708

Adjustments to reconcile Net Income to Net Cash
provided by Operating Activities:
  Changes In:

Deposits - NASD/CRD Acct	$ 2,859	
Commissions Receivable-net	(7,121)	
Representatives' Reimbursement Receivables	41,050	
Payroll Taxes Payable	4,967	
Simple IRA Plan Payable	(18,001)	
Legal Fees Payable	4,838	
Reserve for Breakpoint Refunds	(152)	
Arbitration Settlement Payable	(20,000)	
Accrued Expenses	2,000	
Total Adjustments		10,440
Net Cash Provided by Operating Activities		11,148

Cash Flows from Investing Activities   0

Net Increase (Decrease) in Cash   11,148

Cash Balances - Beginning of Period   138,556

Cash Balances - End of Period $ 149,704

Supplemental Disclosures:
  Interest Paid $ 0
  Income Taxes Paid $ 0

*See Accountants Report and accompanying Notes to Financial Statements.

HOLLAND & COMPANY
Certified Public Accountants

Note 1- *Organization and Nature of Business*

The Company is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers (NASD). The Company is a closely held corporation, operates with several hundred representatives mostly located through out the State of New Jersey. However, the organization does have representatives in many other States. The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle and high income individuals.

Note 2- *Significant Accounting Policies*

Transactions

Securities transactions are recorded on a settlement date basis, in accordance with generally accepted accounting principles.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income Taxes

The Company has elected by consent of its shareholders to be taxed under the provisions of subchapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual Federal income taxes on their respective share of the Company's taxable income.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets:

Fixed Assets are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in income.

Cash Equivalents:

For the purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 3-*Pension Plan*

The Company has established a SIMPLE IRA retirement plan for it's' employees. An employee is eligible to participate in any calendar year if he or she received at least $5,000 of compensation during each of the two preceding calendar years. The Plan must permit each eligible employee to elect to have the employer make payments to the SIMPLE IRA account. An employee may terminate participation in the SIMPLE IRA plan at any time during the calendar year. The Company must match the elective contribution of the employee in an amount not exceeding 3% of the employee's compensation. The Company's matching 3% expense for 2005 was $20,912.

Note 4-*Commitments and Contingent Liabilities*

The Company is a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

Note 5-*Concentrations of Credit Risk*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do nut fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 6-*Net Capital Requirements*

The company is subjected to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1.

At December 31, 2005, the Company had net capital of $146,138, which was $96,138 in excess of its required net capital of $50,000. The Company's net capital ratio was .20 to 1.

Note 7-*Basic Earnings Per Share*

Basic earnings per share of common stock were computed by dividing income available to common stockholders, by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has no dilutive potential common shares.

Note 8-*Rent and Parent Company Overhead*

The Company rents office facilities from a partnership owned by the Company's shareholders. The Company also pays shared administrative and overhead expenses to a corporation that is owned by its shareholders. The total amount of expenses paid to the related parties was $665,560 for the year ended December 31, 2005. The Company also was owed $29,000 from related entities at December 31, 2005.

SCHEDULE I

TFS SECURITIES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATED INDEBTEDNESS
AS OF DECEMBER 31, 2005

NET CAPITAL

Total Stockholders' Equity qualified for Net Capital $ 218,918

Deductions and/or charges
  Non-Allowable Assets

Deposits - NASD/CRD Acct	$ 3,227	
Commissions Receivables- net	40,553	
Other Receivables	29,000	
Total Non-Allowable Assets		72,780

Net Capital Before Haircuts on Securities   146,138

Haircuts on Securities   0

Net Capital $ 146,138

AGGREGATE INDEBTEDNESS
  Items included in statement of financial condition

Payroll Taxes	$ 7,487	
Simple IRA Plan Payable	0	
Legal Fees Payable	9,079	
Parent Co. Management Fee Payable	12,000	
Total Aggregated Indebtedness		$ 28,566

COMPUTATION OF BASIC CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 50,000
Excess Net Capital	$ 96,138
Excess Net Capital at 1000%	$ 143,281
Ratio: Aggregate Indebtedness to Net Capital	$ .20 to 1

HOLLAND & COMPANY
Certified Public Accountants

SCHEDULE II

TFS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2005

STATEMENT NOT APPLICABLE
No outstanding loans as of December 31, 2005.

TFS SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3
DECEMBER 31, 2005

STATEMENT NOT APPLICABLE. TFS Securities, Inc. does not hold customer's funds and/or securities.

Note: Same explanation for information relating to the possession or control requirements pursuant to Rule 15C3-3 Requirement I.

TFS SECURITIES, INC.
REQUIREMENT J: RECONCILIATION
DECEMBER 31, 2005

STATEMENT NOT APPLICABLE

There were no material differences between the Audited Net Capital computation determined in this report and the broker-dealer's corresponding Unaudited Net Capital computation on the Focus Part IIA, a statement to verify the inadequacies is not needed.

The firm does not compute a reserve computation, as stated in Schedule II of this report. Therefore, no reconciliation is required.

HOLLAND & COMPANY

Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15C3-3

Board of Directors
TFS Securities, Inc.
PO Box 487
Lincroft, New Jersey 07738

In planning and performing our audit of the financial statements and supplemental schedules of TFS Securities, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holland & Company
Certified Public Accountants
February 18, 2006